January 10, 2020

Michele Allen
Chief Financial Officer
Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, NJ 07054

       Re: Wyndham Hotels & Resorts, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-38432

Dear Ms. Allen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction